

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Alex Rose
Executive Vice President, General Counsel and Secretary
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, TX 75254

      Re: Ashford Hospitality Trust, Inc.
            Registration Statement on Form S-3
            Filed March 4, 2022
            File No. 333-263278

Dear Mr. Rose:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Holt at 202-551-6614 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction

cc: Erica L. Hogan